COMPASS

GROUP

RECEIVED
2007 SEP 14 A 9:2

07026685

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

SUPPL

3 September 2007

Dear Sir/Madam

**Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

## I NEWS RELEASES

1. Compass UK & Ireland – Announcement regarding its top-line strategy for growth within its business & industry, and health, education, defence & government (HEDG) sectors. (July 26, 2007).

## II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to transactions of directors and persons discharging managerial responsibility (July 31, 2007).

2. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at July 31, 2007, in accordance with the Disclosure and Transparency Rules (August 1, 2007).

3. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 1, 2007).

4. Notification from Compass Group PLC of major interests in shares held by Deutsche Bank AG (August 2, 2007).

5. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (August 2, 2007).

6. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 3, 2007).

7. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 6, 2007).

8. Notification from Compass Group PLC of major interests in shares held by Deutsche Bank AG (August 7, 2007).

9. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 7, 2007).

10. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 8, 2007).

11. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 9, 2007).

12. Notification from Compass Group PLC relating to the purchase of 878,000 of its own shares for cancellation (August 10, 2007).

13. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (August 13, 2007).

14. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 14, 2007).

15. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 15, 2007).

16. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (August 16, 2007).

17. Notification from Compass Group PLC relating to the purchase of 1,250,000 of its own shares for cancellation (August 17, 2007).

18. Notification from Compass Group PLC relating to transactions of directors and persons discharging managerial responsibility (August 20, 2007).

19. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 20, 2007).

20. Notification from Compass Group PLC relating to the purchase of 757,670 of its own shares for cancellation (August 21, 2007).

21. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 22, 2007).

22. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (August 23, 2007).

23. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 24, 2007).

24. Notification from Compass Group PLC relating to the purchase of 850,000 of its own shares for cancellation (August 28, 2007).

25. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 29, 2007).

26. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 30, 2007).

27. Notification from Compass Group PLC relating to the purchase of 750,000 of its own shares for cancellation (August 31, 2007).

## III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None in this reporting period.

## IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 169 - Return by a company purchasing 3,500,000 of its own shares for cancellation (August 1, 2007).

2. Companies Form No. 169 - Return by a company purchasing 3,250,000 of its own shares for cancellation (August 1, 2007).

3. Companies Form No. 169 - Return by a company purchasing 3,750,000 of its own shares for cancellation (August 14, 2007).

4. Companies Form No. 169 - Return by a company purchasing 3,750,000 of its own shares for cancellation (August 14, 2007).

5. Companies Form No. 169 - Return by a company purchasing 3,750,000 of its own shares for cancellation (August 29, 2007).

6. Companies Form No. 169 - Return by a company purchasing 3,000,000 of its own shares for cancellation (August 29, 2007).

7. Companies Form No. 169 - Return by a company purchasing 2,750,000 of its own shares for cancellation (August 31, 2007).

8. Companies Form No. 169 - Return by a company purchasing 2,250,000 of its own shares for cancellation (August 31, 2007).

9. Companies Form No. 88(2) – Return of allotment of 25,750 shares (August 16, 2007).

10. Companies Form No. 88(2) – Return of allotment of 10,525 shares (August 16, 2007).

11. Companies Form No. 88(2) – Return of allotment of 22,946 shares (August 16, 2007).

12. Companies Form No. 88(2) – Return of allotment of 7,860 shares (August 17, 2007).

13. Companies Form No. 88(2) – Return of allotment of 23,173 shares (August 17, 2007).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V. Derham

Andrew V Derham
Deputy Company Secretary

Enclosures

# I NEWS RELEASES

COMPASS
GROUP



26 July 2007

# Compass UK & Ireland to increase its operational and client focus

Compass Group UK & Ireland, part of Compass Group PLC, has unveiled its top-line strategy for growth within its business & industry, and health, education, defence & government (HEDG) sectors.

The key focus for the Compass senior teams will be providing greater client and consumer focus, ensuring simplicity of approach and driving operational excellence.

The process is being underpinned by the company's Management and Performance framework, known internally as "MAP". This is already helping the drive for a simplified global Compass business structure, along with a focus on delivering the highest quality and performance to clients, whilst relentlessly driving to be the most efficient provider. It focuses on five key areas, client sales and marketing, customer sales and marketing, food cost, unit costs and above unit costs.*

To drive this activity further in B&I and HEDG, Compass has announced new roles and responsibilities for the top teams who will play a key role in developing and implementing the new strategic direction.

This current activity follows a similar and successful refocus of the company's fine dining sector under one brand as 'Restaurant Associates' earlier this year, which similarly built on the MAP principles.

m/f

The moves within B&I and HEDG will include a new range of marketing activities focusing more closely on meeting customer demands; greater behind the scenes support for operating teams and a drive to further hone the company's reputation for excellence in key areas such as health & safety and purchasing. More information on marketing activities will be made available in the autumn.

Ian El-Mokadem, UK group managing director, said: "This is a good business, but has clearly got overly complicated in various areas in recent times. Over the coming months we'll be introducing new ways of working to ensure more time for our operational teams to focus on their customer. In addition there will be new marketing programmes and client offers to ensure we stay ahead of the market.

"The changes we are making are designed to support our drive to become more flexible in meeting customer needs and reflect the new competition which the sector faces from the high street.

"As a first step, it is critical that we have the right senior managers in place to develop the best strategies for their particular area of business."

The senior B&I management team, reporting into sector MD, Graham Sims, will include five business directors and a newly created role of business excellence director. There will also be three direct reports to HEDG MD Ian Sarson. These include a business director to manage Compass' education and government services operations (both businesses will retain their current, distinct client facing teams and brands, whilst benefiting from a stronger, more focused and centralised back office support function). In addition, there will be a business director for care and healthcare business and a director for retail sales, enabling the business to develop its activities in this area in line with current market, client and customer demands.

All of the new roles will be decided by early August.

- ends -

Press enquiries
For further information, contact Clare Maxwell, Head of Communications at Compass Group UK & Ireland on 01895 554366.

## Notes to editors:

Activities which have already been delivered into the business include the development of a fully managed supply chain, which ensures full traceability of products and response to our consumer demands in the sectors; the recent appointment of a director to bring greater strategic emphasis to the effective management of productivity; the addition of John Pain to the UK executive team as marketing director, with a focus on developing new customer oriented offers to rival the high street and the appointment of a UK executive chef to further develop Compass' culinary offer.

* MAP focuses on the five key drivers in our business. These are:

*Client Sales and Marketing:* winning new business is, and will continue to be, a clear strength for Compass. However, as we improve discipline and focus on unit margins, organic growth rates may, for a period, slow a little before increasing back to trend rates. We will work harder with our existing clients to deliver like for like revenue growth, seeking to balance the needs of value for money, efficiency and a fair reward for a job well done. In the medium to long term, we will work harder to demonstrate the benefits of outsourcing to potential clients.

*Consumer Sales and Marketing:* we will seek a more innovative approach to our consumers by improving the quality of our offering, restaurant designs and point of sale displays. Like for like volume growth will be a key area of focus and where we face inflationary cost pressures, we will seek reasonable price increases.

*Food Cost:* Our objective must be to procure the optimal quality and range of food to meet the needs of our customers at the lowest cost. This means having an efficient supply chain that leverages our scale and being much more disciplined about rationalising our supplier and product base. Driving in-unit compliance with approved purchasing lists and a much more systematic approach to menu planning will be critical.

*Unit Costs:.* We will work closely with clients and employees to improve labour scheduling and efficiency, contain wage and ancillary cost inflation and to reduce unit overheads.

*Above Unit Overheads:* we spend too much of our unit profit on overheads. We need a simpler structure with fewer layers of management and less bureaucracy. Going forward, the drive for overhead efficiency will continue.

## II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 15:05 31-Jul-07 |
| **Number** | 2259B |

RNS Number:2259B
Compass Group PLC
31 July 2007

31 July 2007

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS

Compass Group PLC (the "Company") confirms that Sven Kado, a non-executive director of the Company, has yesterday increased his shareholding in the Company by the purchase of 20,500 ordinary shares at a purchase price of 313.25 pence each per share in the market.

As a result of this transaction, Mr Kado now holds 33,000 ordinary shares of 10 pence each in the capital of the Company.

Further Information:

Compass Group PLC
+44 (0) 1932 573000

| | |
|---|---|
| Investors/Analysts: | Andrew Martin, Group Finance Director |
| Media: | Chris King, Group Head of Media Relations |

www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Total Voting Rights |
| **Released** | 11:01 01-Aug-07 |
| **Number** | 3100B |

RNS Number:3100B
Compass Group PLC
01 August 2007

Compass Group PLC - Total Voting Rights and Capital as at 31 July 2007

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 July 2007 its issued share capital consists of 1,963,645,988 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,963,645,988, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level 1 American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,963,645,988 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:20 01-Aug-07 |
| **Number** | 3736B |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 332.3617 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Holding(s) in Company |
| **Released** | 10:11 02-Aug-07 |
| **Number** | 4042B |

RNS Number:4042B
Compass Group PLC
02 August 2007

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

.................

3. Full name of person(s) subject to notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :

.................

5. Date of transaction (and date on which the threshold is crossed or reached if different):

31/07/2007

6. Date on which issuer notified:

01/08/2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified Details:

A: Voting rights attached to shares

| Class/type of shares if possible use ISIN CODE | Situation previous to the triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting rights |
| GB0005331532 | Below 3% | Below 3% |

| Class/type of shares if possible use ISIN CODE | Resulting situation after the triggering transaction | | | | |
|---|---|---|---|---|---|
| | Number of shares | Number of voting rights | | % of voting rights | |
| | | Direct | Indirect | Direct | Indirect |
| GB0005331532 | 62,845,754 | 62,845,754 | | 3.16% | |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | % of voting rights |
|---|---|---|---|---|

| Total (A+B) | |
|---|---|
| Number of voting rights | % of voting rights |
| 62,845,754 | 3.16% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

.................

Proxy Voting:

10. Name of proxy holder:

.................

11. Number of voting rights proxy holder will cease to hold:

.................

12. Date on which proxy holder will cease to hold voting rights:

.................

13. Additional information:

.................

14. Contact name:

David Lindsay/Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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# Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:26 02-Aug-07 |
| **Number** | 4654B |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 August 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 330.9411 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:22 03-Aug-07 |
| **Number** | 5467B |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 328.7748 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:31 06-Aug-07 |
| **Number** | 6193B |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 321.1663 pence per share from Morgan Stanley.

Enquiries

Justin Besley    Compass Group PLC    01932 573 000

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Holding(s) in Company |
| **Released** | 09:36 07-Aug-07 |
| **Number** | 6396B |

RNS Number:6396B
Compass Group PLC
07 August 2007

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

.................

3. Full name of person(s) subject to notification obligation:

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3) :

.................

5. Date of transaction (and date on which the threshold is crossed or reached if different):

03/08/2007

6. Date on which issuer notified:

06/08/2007

7. Thres'old(s) that is/are crossed or reached:

3%

8. Notified Details:

A: Voting rights attached to shares

| Class/type of shares if possible use ISIN CODE | Situation previous to the triggering transaction | |
|---|---|---|
| | Number of shares | Number of voting rights |
| GB0005331532 | 62,845,754 | 62,845,745 |

| Class/type of shares if possible use ISIN CODE | Resulting situation after the triggering transaction Number of shares | Number of voting rights | | % of voting rights | |
|---|---|---|---|---|---|
| | | Direct | Indirect | Direct | Indirect |
| GB0005331532 | Below 3% | Below 3% | | Below 3% | |

B: Financial Instruments

Resulting situation after the triggering transaction

| Type of financial instrument | Expiration date | Exercise/ conversion period/date | No. of voting rights that may be acquired (if the instrument exercised/ converted) | % of voting rights |
|---|---|---|---|---|

Total (A+B)

| Number of voting rights | % of voting rights |
|---|---|
| Below 3% | Below 3% |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

.................

Proxy Voting:

10. Name of proxy holder:

.................

11. Number of voting rights proxy holder will cease to hold:

.................

12. Date on which proxy holder will cease to hold voting rights:

.................

13. Additional information:

.................

14. Contact name:

David Lindsay/Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:31 07-Aug-07 |
| **Number** | 7041B |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 323.9440 pence per share from Morgan Stanley.

Enquiries

| | | |
|---|---|---|
| Justin Besley | Compass Group PLC | 01932 573 000 |

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:30 08-Aug-07 |
| **Number** | 7807B |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 326.4991 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:39 09-Aug-07 |
| **Number** | 8636B |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 323.5614 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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82-5161

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 09:07 14-Aug-07 |
| **Number** | 0397C |

Compass Group PLC

Purchase of own shares for cancellation - Amendment to 9412B
(refers to a purchase of 878,000 shares and not 750,000 as previously disclosed)

Compass Group PLC announces that on 10 August 2007 it purchased for cancellation 878,000 ordinary shares at a price of 315.0586 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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82-5161

# Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:05 13-Aug-07 |
| **Number** | 0183C |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 August 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 316.3767 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:27 14-Aug-07 |
| **Number** | 1063C |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 316.9618 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:18 15-Aug-07 |
| **Number** | 1945C |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 316.0921 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:09 16-Aug-07 |
| **Number** | 2836C |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 August 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 300.5806 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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82-5161

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:10 17-Aug-07 |
| **Number** | 4136C |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 August 2007 it purchased for cancellation 1,250,000 ordinary shares at a price of 298.2591 pence per share from Morgan Stanley.

Enquiries

Justin Besley    Compass Group PLC    01932 573 000

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 16:40 20-Aug-07 |
| **Number** | 5148C |

RNS Number:5148C
Compass Group PLC
20 August 2007

20 August 2007

COMPASS GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Compass Group PLC (the "Company") announces that Ian El-Mokadem, Group Managing Director UK and Ireland, a person discharging managerial responsibility, has today increased his shareholding in the Company by the purchase of 10,000 ordinary shares at a purchase price of 308.9425 pence each per share.

As a result of this transaction, Mr El-Mokadem and his wife now hold 60,000 ordinary shares of 10 pence each in the capital of the Company.

Further Information:

Compass Group PLC

+44 (0) 1932 573000

Investors/Analysts: Mark J White, General Counsel and Company Secretary

Media: Chris King, Group Head of Media Relations

Compass Group is the world's largest foodservice company with annual revenue of c. £10.8 billion in the year to 30 September 2006. For more information visit www.compass-group.com.

ENDS

The company news service from the London Stock Exchange

END

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## Regulatory Announcement

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| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:38 20-Aug-07 |
| **Number** | 5260C |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 306.6778 pence per share from Morgan Stanley.

Enquiries

Justin Besley    Compass Group PLC    01932 573 000

END

Close

02-5161

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:33 21-Aug-07 |
| **Number** | 5988C |

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 August 2007 it purchased for cancellation 757,670 ordinary shares at a price of 304.7386 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:11 22-Aug-07 |
| **Number** | 6711C |

22nd August 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 314.453333 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

## Regulatory Announcement

**Go to market news section**

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:24 23-Aug-07 |
| **Number** | 7418C |

23rd August 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 August 2007 it purchased for cancellation 500,000 ordinary shares at a price of 319.361795 pence per share through Merrill Lynch International.

Enquiries:

| | | |
|---|---|---|
| Justin Besley | Compass Group PLC | 01932 573 000 |

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:27 24-Aug-07 |
| **Number** | 8142C |

24th August 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 318.023333 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley    Compass Group PLC    01932 573 000

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:41 28-Aug-07 |
| **Number** | 9004C |

28th August 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 August 2007 it purchased for cancellation 850,000 ordinary shares at a price of 317.695618 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

END

Close

## Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:10 29-Aug-07 |
| **Number** | 9677C |

29th August 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 316.555 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

82-5161

# Regulatory Announcement

**Go to market news section**

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:19 30-Aug-07 |
| **Number** | 0452D |

30th August 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 320 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

# Regulatory Announcement

Go to market news section

Free annual report

| | |
|---|---|
| **Company** | Compass Group PLC |
| **TIDM** | CPG |
| **Headline** | Transaction in Own Shares |
| **Released** | 17:32 31-Aug-07 |
| **Number** | 1395D |

31st August 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31 August 2007 it purchased for cancellation 750,000 ordinary shares at a price of 324.609 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

Close

# III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

# IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

G

# COMPANIES FORM No. 169

## Return by a company purchasing its own shares

169

p 9/1

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
**(Address overleaf)**

For official use

Company number
4083914

Please do not write in the space below. For HM Revenue & Customs use only

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

| | | | |
|---|---|---|---|
| Class of shares | Ordinary | Ordinary | Ordinary |
| Number of shares purchased | 1,000,000 | 1,250,000 | 1,250,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 09 07 07 | 10 07 07 | 11 07 07 |
| Maximum prices paid § for each share | 353 7300p | 354 0200p | 352 1400p |
| Minimum prices paid § for each share | 353 7300p | 354 0200p | 352 1400p |

§ A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was | £ 12,364,300 00 |
| Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5 | £ 61,825 00 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 12/7/2007

Presenter's name address and reference (if any)

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey, KT16 9BQ

For official Use (11/06)
General Section

Post room

MONDAY

*ANJ55RO5*
A13 30/07/2007 57
COMPANIES HOUSE

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable"

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.**

2 After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to·

For companies registered in:

*England or Wales*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

*Scotland.*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX 235 Edinburgh

or LP - 4 Edinburgh 2

# G

COMPANIES FORM No. 169

# Return by a company purchasing its own shares

169

CHWP000

p9/15

£56,325

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

| Class of shares | Ordinary | Ordinary | Ordinary |
|---|---|---|---|
| Number of shares purchased | 1,250,000 | 750,000 | 1,250,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 04 07 07 | 05 07 07 | 06 07 07 |
| Maximum prices paid § for each share | 344 6800p | 346 0900p | 348 8300p |
| Minimum prices paid § for each share | 344 6800p | 346 0900p | 348 8300p |

§ A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was | £ 11,264,550 00 |
| Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5 | 56,325 00 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 12/7/2007

Presenter's name address and reference (if any)

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey, KT16 9BQ

For official Use (11/06)
General Section

Post room

MONDAY

*ANJ56RO8*
A13 30/07/2007 56
COMPANIES HOUSE

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable"

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.**

2 After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to

For companies registered in

*England or Wales*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX 33050 Cardiff

*Scotland*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX 235 Edinburgh

or LP - 4 Edinburgh 2

G

**COMPANIES FORM No. 169**

# Return by a company purchasing its own shares

# 169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Please do not write in the space below. For Inland Revenue use only

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

| Class of shares | Ordinary | Ordinary | Ordinary |
|---|---|---|---|
| Number of shares purchased | 1,250,000 | 1,250,000 | 1,250,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 12 07 07 | 13 07 07 | 16 07 07 |
| Maximum prices paid § for each share | 352 9900p | 348 0900p | 349 1100p |
| Minimum prices paid § for each share | 352 9900p | 348 0900p | 349 1100p |

§ A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was | £ 13,127,375 00 |
| Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5 | £ 65,640 00 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 19/7/2007

Presenter's name address and reference (if any)

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey, KT16 9BQ

For official Use (04/06)
General Section

THURSDAY

*AD9K0RY5*
A18 09/08/2007 305
COMPANIES HOUSE

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable"

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in.

*England or Wales.*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

*Scotland*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

# COMPANIES FORM No. 169

## Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

£65885

Please do not write in the space below For Inland Revenue use only

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies (Address overleaf)

For official use

Company number 4083914

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

§ A private company is not required to give this information

| | | | |
|---|---|---|---|
| Class of shares | Ordinary | Ordinary | Ordinary |
| Number of shares purchased | 1,250,000 | 1,250,000 | 1,250,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 17 07 07 | 18 07 07 | 19 07 07 |
| Maximum prices paid § for each share | 349 6638p | 351 6130p | 352 8105p |
| Minimum prices paid § for each share | 349 6638p | 351 6130p | 352 8105p |

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was | £ 13,176,091 25 |
| Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5 | £ 65,885 00 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andw V. Derham. Designation ‡ Deputy Company Secretary Date 19/7/2007

Presenter's name address and reference (if any)

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey, KT16 9BQ

For official Use (04/06)
General Section

THURSDAY

*AD9JZRY3*
A18 09/08/2007 306
COMPANIES HOUSE

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel. 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable"

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2 After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to·

For companies registered in.

*England or Wales:*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX 33050 Cardiff

*Scotland:*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

# G

## COMPANIES FORM No. 169

# Return by a company purchasing its own shares

# 169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
**(Address overleaf)**

For official use

Company number
4083914

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

| Class of shares | Ordinary | Ordinary | Ordinary |
|---|---|---|---|
| Number of shares purchased | 1,250,000 | 1,250,000 | 1,250,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 30.07.2007 | 31.07.2007 | 01.08.2007 |
| Maximum prices paid § for each share | 333.844p | 325.5544p | 315.716p |
| Minimum prices paid § for each share | 333.844p | 325.5544p | 315.716p |

§ A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 12,188,930 |
| Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5 | £ 60,955 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 14/8/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

*England or Wales:*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

*Scotland:*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

# G

CHWP000

## COMPANIES FORM No. 169

# Return by a company purchasing its own shares

# 169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
**(Address overleaf)**

For official use

Company number

40839[illegible]

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

| Class of shares | Ordinary | Ordinary | Ordinary |
|---|---|---|---|
| Number of shares purchased | 1,250,000 | 1,000,000 | 750,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 02.08.2007 | 03.08.2007 | 06.08.2007 |
| Maximum prices paid § for each share | 315.4734p | 329.9874p | 332.3617p |
| Minimum prices paid § for each share | 315.4734p | 329.9874p | 332.3617p |

§ A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 9,736,005 |
| Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5 | £ 48,685 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 14/8/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

*England or Wales:*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

*Scotland:*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

# G

# Return by a company purchasing its own shares

# 169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Re[venue] use only

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
**(Address overleaf)**

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

| Class of shares | Ordinary | Ordinary | Ordina |
|---|---|---|---|
| Number of shares purchased | 1,250,000 | 750,000 | 750,00 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 07.08.2007 | 08.08.2007 | 09.08 |
| Maximum prices paid § for each share | 330.9411p | 328.7748p | 321.1 |
| Minimum prices paid § for each share | 330.9411p | 328.7748p | 321.1663p |

§ A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 9,011,322 |
| Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5 | £ 45,060 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 16/8

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

*England or Wales:*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

*Scotland:*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

# Return by a company purchasing its own shares

# 169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please [illegible] in the [illegible] For In[illegible] Revenue use o[illegible]

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
**(Address overleaf)**

For official use

Company numbe[illegible]: 4083914

Name of company

* insert full name of company

* Compass Group PLC

**Note**
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above [illegible] follows:

| Class of shares | Ordinary | Ordinary | Ordinary |
|---|---|---|---|
| Number of shares purchased | 750,000 | 750,000 | 750,000 |
| Nominal value of each share | 10p | 10p | 10p |
| Date(s) on which the shares were delivered to the company | 10.08.2007 | 13.08.2007 | 14.08.[illegible] |
| Maximum prices paid § for each share | 323.9440p | 326.4991p | 323.56[illegible] |
| Minimum prices paid § for each share | 323.9440p | 326.4991p | 323.5614p |

§ A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was: | £ 7,305,034 |
| Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5 | £ 36,530 |

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 16/8/[illegible]7

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

**NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.**

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

*England or Wales:*

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

*Scotland:*

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

# 88(2)

(Revised 2005)
Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 30 | 07 | 2007 | 03 | 08 | 2007 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | |
| Number allotted | 17,500 | 8,250 | |
| Nominal value of each share | £0.10 | £0.10 | |
| Amount (if any) paid or due on each share (including any share premium) | £2.2925 | £3.1625 | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

| Shareholder details<br>*(list joint allottees as one shareholder)* | Shares and share class allotted | |
|---|---|---|
| Name(s) | Class of shares allotted | Number allotted |
| Vidacos Nominees Limited | | |
| Address | | |
| Participant Id 30XMH, Member Account SSB1, | Ordinary | 25,750 |
| Citigroup Centre, Canada Square, Canary Wharf, London | | |
| UK Postcode E14 5LB | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

**Signed** [signature] **Date** 7/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager~~ / voluntary arrangement supervisor

** *Please delete as appropriate*

**Contact Details**
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Miss C M Jaccard, Company Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

| | From | To |
|---|---|---|
| | Day Month Year | Day Month Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 30 07 2007 | 03 08 2007 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 2,775 | 750 | 7,000 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £2.925 | £3.1375 | £3.1625 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): Vidacos Nominees Limited | Class of shares allotted | Number allotted |
| Address: Participant Id 30XMH, Member Account SSB1, | Ordinary | 750 |
| Citigroup Centre, Canada Square, Canary Wharf, London | Ordinary | |
| UK Postcode E14 5LB | Ordinary | |
| Name(s): Pershing Keen Nominees Limited | Class of shares allotted | Number allotted |
| Address: Crest Id 601, a/c HGCF, | Ordinary | 9,775 |
| Capstan House, One Clove Crescent, East India Dock, London | | |
| UK Postcode E14 2BH | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| | | |
| UK Postcode | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| | | |
| UK Postcode | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| |
|---|
| Miss C M Jaccard, Company Secretariat, |
| Compass Group PLC, Compass House, Guildford Street, |
| Chertsey, Surrey, KT16 9BQ Tel 01932 574225 |
| DX number DX exchange |

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

# 88(2)

(Revised 2005)
Return of Allotment of Shares

| | |
|---|---|
| Company Number | 4083914 |
| Company name in full | Compass Group PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 30 | 07 | 2007 | 03 | 08 | 2007 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 11,000 | 8,000 | 3,946 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £2.2925 | £2.10 | £1.792 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing) | |

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s): Vidacos Nominees Limited | Class of shares allotted | Number allotted |
| Address: Participant Id 30XMH, Member Account SSB1, | Ordinary | 1,000 |
| Citigroup Centre, Canada Square, Canary Wharf, London | Ordinary | |
| UK Postcode E14 5LB | Ordinary | |
| Name(s): Pershing Keen Nominees Limited | Class of shares allotted | Number allotted |
| Address: Crest Id 601, a/c HGCF, | Ordinary | 18,000 |
| Capstan House, One Clove Crescent, East India Dock, London | | |
| UK Postcode E14 2BH | | |
| Name(s): Mr Rashid Ali | Class of shares allotted | Number allotted |
| Address: 48 Southmere Road, Bradford, West Yorkshire | Ordinary | 545 |
| | | |
| UK Postcode BD7 3NS | | |
| Name(s): Mrs Lorraine Knight Mackenzie | Class of shares allotted | Number allotted |
| Address: 2 Braehead Terrace, Milltimber, Aberdeenshire | Ordinary | 3,401 |
| | | |
| UK Postcode AB13 0ED | | |
| Name(s): | Class of shares allotted | Number allotted |
| Address: | | |
| | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed *[signature]* Date 4/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver~~ / ~~official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Company Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House — for the record —

# 88(2)

(Revised 2005)

**Return of Allotment of Shares**

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number: 4083914

Company name in full: Compass Group PLC

## Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

| | Day | Month | Year |
|---|---|---|---|
| From | 06 | 08 | 2007 |
| To | 10 | 08 | 2007 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 740 | 120 | 7,000 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £2.925 | £2.902 | £3.1625 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s) Vidacos Nominees Limited | Class of shares allotted | Number allotted |
| Address Participant ID 30XMH, Member Account SSB1, | Ordinary | 740 |
| Citigroup Centre, Canada Square, Canary Wharf, London | Ordinary | 5,000 |
| UK Postcode E14 5LB | Ordinary | |
| Name(s) Pershing Keen Nominees Limited | Class of shares allotted | Number allotted |
| Address Crest ID 601, a/c HGCF, | Ordinary | 120 |
| Capstan House, One Clove Crescent, East India Dock, London | | |
| UK Postcode E14 2BH | | |
| Name(s) Mrs Valerie Mullineux | Class of shares allotted | Number allotted |
| Address 31 Abbotsmead Close, Strawberry Hill, | Ordinary | 2,000 |
| Twickenham | | |
| UK Postcode TW1 4RL | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MWhite Date 10/8/07

** A ~~director /~~ secretary / ~~administrator / administrative receiver /~~ receiver / official ~~receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

| | |
|---|---|
| Miss C M Jaccard, Company Secretariat, | |
| Compass Group PLC, Compass House, Guildford Street, | |
| Chertsey, Surrey, KT16 9BQ | Tel 01932 574225 |
| DX number | DX exchange |

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

# 88(2)

(Revised 2005)

## Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 06 | 08 | 2007 | 10 | 08 | 2007 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | Ordinary | Ordinary |
| Number allotted | 795 | 12,000 | 10,378 |
| Nominal value of each share | £0.10 | £0.10 | £0.10 |
| Amount (if any) paid or due on each share (including any share premium) | £2.6680 | £2.2925 | £1.7920 |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s) | Class of shares allotted | Number allotted |
| Vidacos Nominees Limited | | |
| Address | | |
| Participant ID 30XMH, Member Account SSB1, | Ordinary | 12,000 |
| Citigroup Centre, Canada Square, Canary Wharf, London | Ordinary | |
| UK Postcode E14 5LB | Ordinary | |
| Name(s) | Class of shares allotted | Number allotted |
| Pershing Keen Nominees Limited | | |
| Address | | |
| Crest ID 601, a/c HGCF, | Ordinary | 795 |
| Capstan House, One Clove Crescent, East India Dock, London | Ordinary | 10,378 |
| UK Postcode E14 2BH | | |
| Name(s) | Class of shares allotted | Number allotted |
| | | |
| Address | | |
| | Ordinary | |
| | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| | | |
| Address | | |
| | | |
| | | |
| UK Postcode | | |
| Name(s) | Class of shares allotted | Number allotted |
| | | |
| Address | | |
| | | |
| | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10/8/07

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.


Miss C M Jaccard, Company Secretariat,

Compass Group PLC, Compass House, Guildford Street,

Chertsey, Surrey, KT16 9BQ Tel 01932 574225

DX number DX exchange


END